SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated June 14, 2004
This Report on Form 6-K shall be incorporated by reference in our Registration Statement on
Form F-3 as amended (File No. 333 - 101891), our Registration Statement on Form F-3 (File
No. 333 - 114857) and our Registration Statement on Form F-3 as amended (File No. 333 -
113788) to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.
Commission File Number 0-29874
AngloGold Ashanti Limited
(Translation of registrant's name into English)
11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes No X
Enclosure: Press release dated May 26, 2004.

News
Release
ANGLO
GOLD
ASHANTI
LIMITED
CORPORATE AFFAIRS DEPARTMENT
(formerly AngloGold Limited)
16
TH
Floor, 11 Diagonal Street, Johannesburg 2001, South Africa
(Incorporated in the Republic of South Africa)
Tel: (+27 11) 637-6261 or Fax: (+27 11) 637-6399/6400
(Registration Number: 1944/017354/06)
SJL/CAD/AGA4.04
ISIN Number: ZAE000043485
26 May 2004
GUINEA GOVERNMENT PLACES EMBARGO ON IMPORTS AND EXPORTS BY
ANGLOGOLD ASHANTI'S SIGUIRI MINE
The Government of Guinea has placed an embargo on all imports and exports by the Siguiri mine, including the export of gold bullion and the import of diesel. Diesel fuel is urgently required in order to maintain critical pumps at the heap leach plant, without which there is a risk of cyanide discharges and environmental harm.
Siguiri, located in Northern Guinea, produced 58,000 ounces of gold in the first quarter of 2004. AngloGold Ashanti is an 85% shareholder in the operation and the Government of Guinea has a 15% share. AngloGold Ashanti is currently constructing a carbon in pulp plant, which will increase production by 50%. AngloGold Ashanti management is seeking urgent discussions with the Government of Guinea to discover the reasons for the embargo and, jointly with Government, to pursue an urgent resumption of mining activity. This is in the interests of all stakeholders in the Siguiri mine.
AngloGold Ashanti will keep all stakeholders informed of developments.
ends
Queries
South Africa
Tel: Mobile:
E-mail:
Steve Lenahan
+27 11 637 6248
+27 83 308 2200
slenahan@anglogold.com
Alan Fine
+27 11 637 6383
+27 83 250 0757
afine@anglogold.com
Shelagh Blackman
+27 11 637 6379
+27 83 308 2471
sblackman@anglogold.com
Europe & Asia
Tomasz Nadrowski
+ 1 212 750 7999
+1 917 912 4641
tnadrowski@anglogold.com
USA
Charles Carter
Toll Free 800 417 9255
+1 212 750 7999
cecarter@anglogold.com
Australia
Andrea Maxey
+61 8 9425 4604
+61 438 001 393
amaxey@anglogold.com.au
Disclaimer Except for the historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors including, but not limited to development of the Company's business, the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company's annual report on the Form 20-F for the year ended 31 December 2003 which was filed with the Securities and Exchange Commission on 19 March 2004.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: June 14, 2004
By:
/s/ C R Bull
Name: C R Bull
Title: Company Secretary